

October 5, 2022

Andrew Klaus
Chief Financial Officer
Preformed Line Products Company
660 Beta Drive
Mayfield Village, Ohio 44143

> **Re: Preformed Line Products Company**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 4, 2022**
> **File No. 000-31164**

Dear Andrew Klaus:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction